

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Chong Kuang Lee
President and Chief Executive Officer
Greenpro, Inc.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road
Wanchai, Hong Kong

>   **Re: Greenpro, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on January 27, 2014**
>   **File No. 333-193565**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In your response letter, please provide a detailed analysis of whether you believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. In particular, we note that your only asset consists of cash. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

2.   We refer to your news update on your website, dated January 24, 2014, entitled "Greenpro Inc. - Going Public on the OTC Market." In your response letter, please

provide your analysis as to how this communication is consistent with Rule 135 of the Securities Act.

3.   Please disclose any prior involvement by Messrs. Lee and Loke in the formation, registration, or operation of other public shell companies and identify the entities with which either was or currently is involved. In this regard, we note that Mr. Loke is identified as Chief Executive Officer and director of Greenpro Resources Corporation, a delinquent filer. Please include appropriate risk factor disclosure addressing any risks investors should consider in light of Mr. Loke's position at Greenpro Resources Corporation and its delinquent filer status and include appropriate disclosure in the Management section, or advise.

Facing Page

4.   We note you have disclosed your primary SIC code as 7389. However, the EDGAR system lists the SIC code for your company as 7374. Please revise your facing sheet accordingly or advise. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Cover Page

5.   Please revise the cover page to eliminate unqualified references to proceeds of $500,000 in the heading and in the initial paragraph given that you intend to offer shares on a best efforts basis and proceeds of $500,000 are not assured. Instead, disclose the proceeds to you at various subscription levels, for instance, at 10%, 25%, 50% and 100%. In addition, revise the initial paragraph to present the information using plain English principles and to avoid parenthetical references. Refer to Item 503 of Regulation S-K and Securities Act Rule 421(d).

6.   Please consider removing the proceeds table from the cover page given that yours is a self-underwritten, best efforts offering and the proceeds to the company are not assured. In this regard, we note that some of the information in the table appears to be erroneous.

Business Summary, page 4

7.   Please revise your disclosure here and throughout to provide a clear and concise description of your current business activities and distinguish these from business activities planned for the future but not yet in effect. For instance, you state both that your activities have been limited to developing your business plan, system and website and that Greenpro provides cloud system resolution and financial consulting services throughout East Asia with a focus in Mainland China, Hong Kong and Malaysia. Since it appears you have no customers, clarify, if true, that you do not currently offer any such services, or advise. This comment also applies to your disclosure in the Business Description and Risk Factors sections.

Risk Factors

Risks Related to our Business

"Our offering is being conducted…," page 6

8.	We note your statement that an underwriter has not engaged in due diligence activities to confirm the accuracy of your disclosure in the prospectus. You are responsible for the accuracy of the disclosure in the prospectus. Please revise your disclosure to eliminate any suggestion to the contrary.

"We are not currently profitable…," page 6

9.	Please revise this risk factor to disclose that you have not generated any revenues to date and to disclose your losses.

"We are dependent upon the proceeds of this offering…," page 7

10.	Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using proceeds to you at various subscription levels, for instance, at 10%, 25%, 50% and 100%.

"Competitors may enter this sector with superior service…," page 8

11.	To the extent you do not have any customers, please revise this risk factor and your disclosure throughout to remove any references to "existing customers" or your "customer base." Please clearly state that you do not have any customers, or advise.

"Our future success is dependent…," page 9

12.	We note your disclosure on page 25 regarding the number of hours that Messrs. Lee and Loke devote to the company. Please revise this risk factor to disclose the limited number of hours they devote to your company. In addition, please disclose any other business interests of, or positions held by, Messrs. Lee or Loke and address here or in a separate risk factor potential conflicts of interest.

"We are exposed to the creditworthiness…," page 10

13.	Please tell us how this risk factor applies to your current business or revise to delete it.

Use of Proceeds, page 13

14.   Please revise this section to include in the range of possible outcomes proceeds from the offering assuming the sale of 10% and 25% of the securities in the offering. The disclosure in your Dilution discussion and elsewhere, as applicable, should be supplemented in a similar manner. In addition, please revise to address the use of net proceeds rather than gross proceeds.

Dilution of the Price You Pay for Your Shares, page 14

15.   We note your reference to tables in your dilution discussion, but you have not included any tables. Please revise to provide the dilution information required by Item 506 of Regulation S-K.

Plan of Distribution, page 15

16.   Your disclosure indicates that Messrs. Lee and Loke will be marketing the securities. Please advise whether the company is relying on the safe harbor from broker dealer registration in Rule 3a4-1 under the Exchange Act for each person and, if so, provide an analysis of the company's basis for reliance on the safe harbor.

17.   Please revise your discussion to describe the manner in which the securities will be offered and how investors will learn about the offering. For instance, discuss how Messrs. Lee and Loke plan to solicit investors and how they will identify those who might have an interest in purchasing shares, e.g., through direct mailings, personal contacts, or other means.

Business Description, page 16

18.   This section requires significant revision. Consistent with our comment above, please revise to ensure that your business description accurately reflects your current business activities. Ensure that references to your clients and to your services clearly convey that you are referring to clients and services you hope to generate in the future.

19.   On your website, you identify partnerships with Netiquette Software, Xero, Feng Office, and Falcon Certified Public Accountants; however, there is no discussion of these partnerships in your prospectus. Given your statements that you have no customers or revenues and only limited business activities, please explain the nature of these partnerships and revise your disclosure as appropriate.

Customers, page 19

20.   Consistent with your disclosure elsewhere, please state prominently and unambiguously that you do not currently have any customers.

Competition, page 19

21.   Please revise to specifically describe the industry niche in which you compete and your
        competitive position within that industry. Include a discussion of your competitive
        advantages and disadvantages. In this regard, it is unclear how you consider Xero or
        Quickbook to be direct competitors, given that they have significantly more revenues and
        resources than you and a proven track record. It appears that you should limit the
        competitors you identify by name to those companies whose resources and products are
        similar to yours in size and scope.

Government Regulation, page 19

22.   Given that you plan to offer multifaceted consulting and advisory services via the cloud
        in East Asia, including China—which is highly regulated with respect to online
        services—please consider significantly expanding your disclosure describing any existing
        or probable foreign regulations that may impact the company or your operations. Expand
        your discussion to address the potential impact of the government regulations you cite
        with respect to Malaysia and consider adding risk factor disclosure addressing the
        potential risks posed by operating in East Asia generally and in China's highly regulated
        online services industry in particular.

Employees, page 20

23.   Please remove the disclosure regarding the employees you intend to employ in the future.
        In addition, while you disclose here that you only have two employees, your website
        identifies at least one other employee. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

24.   Please revise your disclosure to provide a more detailed and granular discussion of each
        of your planned activities for the next 12 months. For example, discuss the milestones
        necessary in to design and develop each of your proposed systems, hire the necessary
        personnel and conduct your marketing campaign, among other steps. Please also disclose
        the resources required to complete each step of your business development, as well as the
        challenges you anticipate in implementing your business plan.

Results of Operations, page 22

25.   Please revise your disclosure to explain that nature of your expenses.

Management, page 25

26.   Please revise the business descriptions for Messrs. Lee and Loke to specify each of their
       principal occupations and employment during the past five years. The disclosure does
       not identify the time periods or positions served at the companies identified for either
       person. With regard to Mr. Loke, please include his position as CEO of Greenpro
       Resources Corporation and his directorships of the Moxian Group and Moxian
       Corporation, or advise.

Financial Statements

Balance Sheet as of October 31, 2013, page F-3

27.   Please clarify whether your balance sheet is as of October 31, 2013. If so, please remove
       the heading "From Inception to 10/31/13."

Notes to Financial Statements

6. Accrued Expenses, page F-9

28.   We note your disclosure that accrued expenses consist of accrued legal, accounting and
       office costs during this stage of the business. However, it does not appear that you have
       any accrued expenses recorded on the balance sheet as of October 31, 2013. Please
       advise, or revise your disclosure.

Part II—Information Not Required in Prospectus

Item 16. Exhibits, page 33

29.   With your next amendment please refile complete and fully executed versions of Exhibits
       4.2 and 10.2, including signed signature pages, schedules and exhibits. In this regard, we
       note that you issued two promissory notes, each of which should be filed.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
  Darren Ofsink, Esq.
  Ofsink, LLC